Exhibit 99.2

Global Mofy Metaverse Limited Announces Closing of $6,000,000 Initial Public Offering

Beijing, China, Oct. 12, 2023 – Global Mofy Metaverse Limited (the “Company” or “Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, today announced the closing of its initial public offering (the “Offering”) of 1,200,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $5.00 per share for total gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses. In addition, the Company has granted the underwriters an option, within 45 days from the closing date of the Offering, to purchase up to an additional 180,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. The Offering closed on October 12, 2023 and the Ordinary Shares began trading on October 10, 2023 on The Nasdaq Capital Market under the ticker symbol “GMM”.

The Offering was conducted on a firm commitment basis. Prime Number Capital, LLC acted as the sole bookrunner for the Offering. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. counsel to Prime Number Capital, LLC, in connection with the Offering.

The Company intends to use the proceeds from this Offering for i) continued research and development of its core technologies; ii) marketing, potential acquisition and business expansion; iii) talent acquisition and training; and iv) working capital.

A registration statement on Form F-1 (File No. 333-268553) relating to the Offering, as amended, has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 28, 2023. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Prime Number Capital, LLC by email at info@pncps.com or via standard mail to Prime Number Capital, LLC, 12 E 49th St, Floor 27, New York, 10105. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Mofy Metaverse is able to attract high-profile customers and earn repeat business. The Company primarily operates in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Prime Number Capital LLC

Ms. Xiaoyan Jiang, Chairwoman

Email：xj@pncps.com

Phone: 516-582-9666

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214